Email to friends: **NEED YOUR HELP!**

People always say " Ở nhà nhờ gia đình, ra đường nhờ bạn bè " (at home, your family lends you a helping hand, outside the home, you depend on your friends). I do need your guys to help me this time.

As you all are aware that I have been focusing on my start-up company these past few years and that I have been struggling to get enough funding to get my company going without pausing here and there; now I'm at a raise-money stage. I'm using wefunder.com as a platform to raise money. Basically, it is like a Kickstarter but instead of promising you guys products, I sell you guys a note, a convertible note, that works like a loan. You invest in my company, I will promise to pay it back at 6% interest for 3 years maturity, and also you guys will get to convert that loan to my company stock any time in the future if you guys decide to at the discounted rate of 30%.

Because Wefunder requires my company to secure some amount of money to build the company's confidence and trust in the public perspective. Strangers would not want to invest in a company if they don't see any investment amount on the website. This is where I am asking you guys to help me by investing as much as you are comfortable with so that the public feels more comfortable putting their investment in my company. In the next couple of days, Wefunder will send you guys an email asking for your support and investment. After I get the small amount of investment, then Wefunder will let me offer the deal to the public. I do believe I will get the grass paper to the world someday, but I can't do it alone. I do appreciate all of you guys' help along the way of my journey. I will never forget it.

Thank you,
Bao Ho